Exhibit 99.1

VIQ Solutions Announces Second Quarter 2023 Financial Results

PHOENIX, AZ, August 14 , 2023 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announces its unaudited financial results for the second quarter ending June 30, 2023. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“Revenue for the second quarter ending June 30, 2023, grew by 5% sequentially from the previous quarter despite some delays in ramping up of new contracts. When normalized to consider the 50% reduction of the Queensland contract from a year ago and negative foreign exchange impact due to the declining Australian dollar and British pound sterling relative to the US dollar, revenues for the quarter would have increased by up by 3.6% year over year. We are happy to report that our clients appear to be back on track to process evidentiary documentation to pre-COVID volumes after a difficult couple of years in 2021 and 2022 due to the pandemic and labor shortages.

“The Company’s strong bookings, client renewals, current client volume trends combined with previously announced restructuring and the ongoing platform migrations in our Australian business are expected to yield gains in gross margins to support a path to positive adjusted EBITDA in the second half of 2023,” said Sebastien Paré, VIQ’s Chief Executive Officer.

Second Quarter 2023 Operational Highlights

•	As of June 30, 2023, a record was set for net new organic bookings of $8.9 million [1] in the last twelve months.
•	Delays in ramp-ups of new customers combined with capacity challenges that created delivery backlogs in our first quarter and first part of our second quarter of 2023 have been resolved.
•	Volumes across every region and every vertical, volumes in June and July have now normalized enabling the Company to resume scalability.
•	Two patent applications were submitted, which will augment our speech engine agnostic workflows, improving documentation accuracy and usability of documentation.
•	First insurance agency with VIQ’s AI-powered FirstDraft™ technology in lieu of traditional transcription is now operational.
•	A new partnership with JAVS that is expected to drive the expansion of VIQ’s technology into courtrooms, providing automated draft transcripts of courtroom proceedings.
•	2023 Fortress Cyber Security winner in the Data Protection category validates the Company’s commitment to data security.

“After a three-month trial, one of the largest US insurance companies made the decision to not only pivot to utilizing our FirstDraft technology to support their recorded statements, but they also committed to sole source this contract to VIQ,” said Susan Sumner, VIQ’s President and Chief Operating Officer. “Every day we see validation that the technology we have built is producing a highly usable document for consumption by commercial clients or to improve the productivity of our internal ProEdit solution. The value of our workflow solution, NetScribe™ is proven by our latest cost reductions which are a result of the consolidation of resources tied to this fantastic platform.”

Second Quarter 2023 Financial Highlights

•	Revenue of $10.5 million, a decrease of $1.8 million, or 15%, compared to the same period of the prior year, was primarily due to the expected change in the Queensland contract. For the three months ended June 30, 2023, revenue was also negatively impacted by approximately $0.5 million due to the weakening Australian dollar and British pound sterling in comparison to the US Dollar. Excluding the Queensland contract change and impact of foreign exchange, the Company would have reported a positive revenue growth of 3.6% versus the three months period ended June 30, 2022.
•	Gross profit was $4.6 million, or 44.1% of revenue, compared to $6 million, or 49.3% of revenue during the same period of the prior year. The decrease in gross margin was primarily due to the expected reduction in the high margin Queensland contract. Additionally, for the three months ended June 30, 2023, revenue was negatively impacted by approximately $0.5million due to the weakening Australia dollar and British pound sterling in comparison to the US dollar. Excluding the Queensland contract change and impact of foreign exchange, the Company would have reported a positive current quarter over prior year quarter gross margin growth of 0.7%
•	Net loss of $3.6 million, or $0.10 per diluted share, versus net loss of $3.2 million, or $0.11 per diluted share in the same prior year period.
•	Adjusted EBITDA[1] deficit of $0.9 million, versus Adjusted EBITDA deficit of $0.7 million in the same period in the prior year. The increase in Adjusted EBITDA deficit was primarily due to the decreased gross profit, as a result of the expected change in the Queensland contract and the negative impact of foreign exchange, partially offset by decreased selling and administrative expenses.

‘We continue to align our global resources to evolve into a leaner, more data driven company, with plans to optimize our workforce and restructure certain positions to improve our operating performance and Adjusted EBITDA,” said Alexie Edwards, VIQ’s Chief Financial Officer. “In July 2023 we drew $1 million from our debt facility which will be utilized to fund the optimization of our workforce and for working capital. We also completed a $1.8 million private placement offering to fund domain specific AI models, product development and general working capital purposes to catalyze the next stage of growth.”

VIQ also announces today that Christine Fellowes has resigned from the board of directors of the Company effective August 14, 2023. The Company wishes her success and is appreciative of her contributions during her appointment as a director at VIQ.

1 Represents a non-IFRS measure. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Management believes non-IFRS measures, including Adjusted EBITDA, provide supplementary information to IFRS measures used in assessing the performance of the Company’s business. Please refer to the "Non-IFRS Measures" section below and the reconciliations of the non-IFRS financial measures to their most directly comparable IFRS financial measures in the tables at the end of this press release

Conference Call Details

VIQ will host a conference call and webcast to discuss its second quarter 2023 financial results on Tuesday, August 15, 2023, at 11:00 a.m. (Eastern Time). The call will consist of updates by Sebastien Paré, VIQ’s Chief Executive Officer, Sandy Keung, VIQ’s Finance Vice President, and Susan Sumner, VIQ’s President and Chief Operating Officer, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

For additional information:

Media Contact:

Laura Haggard

Chief Marketing Officer

VIQ Solutions

Phone: (800) 263-9947

Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements (typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur). These statements are only predictions. Forward-looking statements in this press release include but are not limited to statements with respect to the Company’s path to return to positive Adjusted EBITDA, EDBITDA in the second half of 2023, the benefits of the Company’s patent applications, the benefits of the Company’s new partnership with JAVS, workforce optimization and the conference call to discuss the Company’s second quarter 2023 results.

Forward-looking statements are based on several factors and assumptions which have been used to develop such statements, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives, cost savings from workforce optimization, cost reductions from the Company’s workflow solutions and that sales and prospects may increase revenue. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual report and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedarplus.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Such estimates and assumptions may prove to be incorrect or overstated. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter such statements or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	June 30, 2023	December 31, 2022
Assets
Current assets
Cash	$1,792,375	$1,657,571
Trade and other receivables, net of allowance for doubtful accounts	5,131,223	5,305,728
Income tax recoverable	32,260	104,670
Inventories	32,452	37,807
Other current assets	1,962,674	2,050,661
Non-current assets	8,950,984	9,156,437
Restricted cash	253,445	463,743
Property and equipment	1,210,891	1,432,133
Right-of-use assets, net	737,236	1,058,600
Intangible assets, net	9,182,836	10,731,917
Goodwill	11,945,991	12,047,048
Deferred tax assets	582,246	655,004
Total assets	$32,863,629	$35,544,882
Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$7,109,734	$5,937,880
Income tax payable	17,791	45,212
Share-based payment liability	46,112	31,487
Derivative warrant liability	428,641	290,712
Current portion of long-term debt	351,889	8,634,258
Current portion of lease obligations	354,914	487,673
Contract liabilities	1,671,936	1,745,415
Non-current liabilities	9,9981,017	17,172,637
Deferred tax liability	240,163	868,643
Long-term debt	9,368,861	19,812
Long-term lease obligations	501,755	718,575
Other long-term liabilities	1,012,247	1,121,805
Total liabilities	21,104,043	19,901,472
Shareholders' Equity
Capital stock	74,764,440	74,690,527
Contributed surplus	8,534,110	5,892,192
Accumulated other comprehensive income (loss)	(796,165)	(1,214,354)
Deficit	(70,742,799)	(63,724,955)
Total shareholders’ equity	11,759,586	15,643,410
Total liabilities and shareholders' equity	$32,863,629	$35,544,882

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Revenue	$10,518,893	$12,351,655	$20,571,464	$23,876,636

Cost of Sales	5,884,012	6,257,453	11,508,626	12,293,385
Gross Profit	4,634,881	6,094,202	9,062,838	11,583,251

Expenses
Selling and administrative expenses	5,405,644	6,532,440	10,766,945	12,668,748
Research and development expenses	189,156	278,357	333,965	477,442
Stock based compensation	504,835	540,580	838,127	1,492,776
Gain on revaluation of options	–	(355,215)	–	(1,063,662)
Gain on revaluation of RSUs	(63,042)	(134,205)	(119,988)	(308,458)
(Gain) loss on revaluation of the derivative warrant liability	(24,238)	(159,964)	134,514	(1,046,780)
Foreign exchange loss	409,270	489,803	646,288	748,563
Depreciation	183,396	139,853	409,555	275,567
Amortization	1,305,671	1,079,784	2,435,974	2,103,414
Interest expense	319,256	241,128	653,092	580,841
Accretion and other financing costs	240,570	156,307	404,286	289,280
(Gain) loss on contingent consideration	–	(7,489)	(10,389)	96,072
Impairment of goodwill and intangible assets		–	157,464	–
Restructuring costs	29,454	154,727	56,866	169,108
Business acquisition costs	–	374,053	–	395,517
Other income	(4,313)	(120)	(9,407)	(729)
Total expenses	8,495,659	9,330,039	16,697,292	16,877,699

Current income tax (recovery) expense	(47,453)	110,135	(40,091)	172,642
Deferred income tax recovery	(255,162)	(147,834)	(576,519)	(259,037)
Income tax recovery	(302,615)	(37,699)	(616,610)	(86,395)
Net loss for the period	$(3,558,163)	$(3,198,138)	$(7,017,844)	$(5,208,053)
Exchange gain (loss) on translation of foreign operations	405,841	(449,303)	418,189	(36,505)
Comprehensive loss for the period	$(3,152,322)	$(3,647,441)	$(6,599,655)	$(5,244,558)

Net loss per share
Basic	(0.10)	(0.11)	(0.20)	(0.17)
Diluted	(0.10)	(0.11)	(0.20)	(0.17)
Weighted average number of common shares outstanding – basic	34,804,004	28,653,056	34,693,176	29,890,785
Weighted average number of common shares outstanding – diluted	34,804,004	28,653,056	34,693,176	29,890,785

VIQ Solutions Inc.

Reconciliation of Non-IFRS Measures

(Expressed in United States dollars) (Unaudited)

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three and six months ended June 30, 2023, and 2022:

	Three months ended June 30		Six months ended June 30
(Unaudited)	2023	2022	2023	2022
Net Loss	$(3,558,163)	$(3,198,137)	$(7,017,844)	$(5,208,053)
Add:
Depreciation	183,396	139,853	409,555	275,567
Amortization	1,305,671	1,079,784	2,435,974	2,103,414
Interest expense	319,256	241,128	653,092	580,841
Current income tax (recovery) expense	(47,453)	110,135	(40,091)	172,642
Deferred income tax recovery	(255,162)	(147,834)	(576,519)	(259,037)
EBITDA	(2,052,455)	(1,775,071)	(4,135,833)	(2,334,626)
Accretion and other financing costs	240,570	156,307	404,286	289,280
Gain on revaluation of options	-	(355,215)	-	(1,063,662)
Gain on revaluation of RSUs	(63,042)	(134,205)	(119,988)	(308,458)
(Gain) loss on revaluation of the derivative warrant liability	(24,238)	(159,964)	134,514	(1,046,780)
Impairment of goodwill and intangible assets	-	-	157,464	-
Restructuring costs	29,454	154,727	56,866	169,108
Business acquisition costs	-	374,053	-	395,517
Other Income	(4,313)	(120)	(9,407)	(729)
Stock-based compensation	504,835	540,580	838,127	1,492,776
Foreign exchange loss	409,270	489,803	646,288	748,563

Adjusted EBITDA	$(959,919)	$(709,105)	$(2,027,683)	$(1,659,011)

Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are provided by management to provide additional insight into our performance and financial condition. VIQ believes non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Adjusted EBITDA and bookings are not measures recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA and Bookings may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

Trademarks

This press release includes trademarks, such as “NetScribe” and “FirstDraft”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this press release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.